UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 27, 2014

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 27, 2014 announcing a shift in the business model of Turkcell Europe.

Istanbul, August 27, 2014

Announcement Regarding the Shift in Business Model of Turkcell Europe

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

The “wholesale traffic purchase” agreement, signed between our company’s subsidiary Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, has been modified to reflect the shift in business model to a “marketing partnership”.

The new agreement between our company and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe subscribers and operations to Deutsche Telekom’s subsidiary will be executed on January 15, 2015. This transfer is expected to have no major impact on Turkcell consolidated financial statements.

Investor Relations

E-mail:  investor.relations@turkcell.com.tr

Twitter:  http://twitter.com/TurkcellNews

Website:  www.turkcell.com.tr

Tel: + 90 212 313 1888

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 27, 2014	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 27, 2014	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director